UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Omnicell, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68213N 10 9

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68213N 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 625,750

	6.	Shared Voting Power

	7.	Sole Dispositive Power 625,750

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,326

	6.	Shared Voting Power

	7.	Sole Dispositive Power 16,326

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,344

	6.	Shared Voting Power

	7.	Sole Dispositive Power 41,344

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,344

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 454,236*

	6.	Shared Voting Power 683,420**

	7.	Sole Dispositive Power 454,236*

	8.	Shared Dispositive Power 683,420**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,137,656

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 267,015 shares held in The Anderson Living Trust of which the reporting person is the trustee, 75,241 shares held by Anvest, L.P. of which the reporting person is the General Partner and 111,980 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts' and the partnership's shares except as to the reporting person's pecuniary interest in the trusts and the partnership.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 533,452*

	6.	Shared Voting Power 683,420**

	7.	Sole Dispositive Power 533,452*

	8.	Shared Dispositive Power 683,420**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,216,872

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 150,710 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 125,080 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership's shares except as to the reporting person's pecuniary interest in the trust and the partnership.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 614,047*

	6.	Shared Voting Power 683,420**

	7.	Sole Dispositive Power 614,047*

	8.	Shared Dispositive Power 683,420**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,297,467

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 229,497 shares held in The Younger Living Trust of which the reporting person is a trustee, 203,411 shares held by a retirement trust for the benefit of the reporting person, 9,375 shares from an exercise of director’s option and 60,313 shares of director’s options vested as of 3/1/2005. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person's pecuniary interest in the trusts.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 236,781*

	6.	Shared Voting Power 683,420**

	7.	Sole Dispositive Power 236,781*

	8.	Shared Dispositive Power 683,420**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 920,201

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 150,882 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 34,463 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee and 15,494 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts' shares except as to the reporting person's pecuniary interest in the trusts.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,942*

	6.	Shared Voting Power 683,420**

	7.	Sole Dispositive Power 17,942*

	8.	Shared Dispositive Power 683,420**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 701,362

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 17,942 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust's shares except as to the reporting person's pecuniary interest in the trust.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,483

	6.	Shared Voting Power 683,420**

	7.	Sole Dispositive Power 14,483

	8.	Shared Dispositive Power 683,420**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 697,903

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 683,420**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 683,420**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 683,420

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,632*

	6.	Shared Voting Power 683,420**

	7.	Sole Dispositive Power 7,632*

	8.	Shared Dispositive Power 683,420**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 691,052

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 7,632 shares held in Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest in the partnerships.

Item 1.
	(a)	Name of Issuer Omnicell, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1201 Charleston Road, Mountain View, CA 94043-1337

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 68213N 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12
	(b)	Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

***

See Exhibit A which is hereby incorporated by reference and related pages 2 to 12. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White and Bird are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share the voting and disposition powers over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2005
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr.
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr.
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr.
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

EXHIBIT A TO SCHEDULE 13G - OMNICELL, INC.

	Aggregate Number of Shares Beneficially Owned				% of Total Shares
Name of Originator	Individual		Aggregate

Sutter Hill Ventures, A California Limited Partnership	625,750				2.5%

Sutter Hill Entrepreneurs Fund (AI), L.P.	16,326				0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	41,344				0.2%

David L. Anderson	454,236	Note 2			1.8%
			1,137,656	Note 1	4.5%

G. Leonard Baker, Jr.	533,452	Note 3			2.1%
			1,216,872	Note 1	4.8%

William H. Younger, Jr.	614,047	Note 4			2.4%
			1,297,467	Note 1	5.1%

Tench Coxe	236,781	Note 5			0.9%
			920,201	Note 1	3.6%

Gregory P. Sands	17,942	Note 6			0.1%
			701,362	Note 1	2.8%

James C. Gaither	14,483				0.1%
			697,903	Note 1	2.7%

James N. White	0				0.0%
			683,420	Note 1	2.7%

Jeffrey W. Bird	7,632	Note 7			0.0%
			691,052	Note 1	2.7%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments,

decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest in the partnerships.

Note 2:  Includes 267,015 shares held in The Anderson Living Trust of which the reporting person is the trustee, 75,241 shares held by Anvest, L.P. of which the reporting person is the General Partner and 111,980 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts' and the partnership's shares except as to the reporting person's pecuniary interest in the trusts and the partnership.

Note 3: Includes 150,710 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 125,080 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership's shares except as to the reporting person's pecuniary interest in the trust and the partnership.

Note 4:  Includes 229,497 shares held in The Younger Living Trust of which the reporting person is a trustee, 203,411 shares held by a retirement trust for the benefit of the reporting person, 9,375 shares from an exercise of director's option and 60,313 shares of director's options vested as of 3/1/2005. The reporting person disclaims beneficial ownership of the trusts' shares except as to the reporting person's pecuniary interest in the trusts.

Note 5:  Includes 150,882 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 34,463 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee and 15,494 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts' shares except as to the reporting person's pecuniary interest in the trusts.

Note 6: Includes 17,942 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust's shares except as to the reporting person's pecuniary interest in the trust.

Note 7: Includes 7,632 shares held in Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust's shares except as to the reporting person's pecuniary interest in the trust.